Algonquin Power & Utilities Corp. Announces 2015 Fourth Quarter and Year End Financial Results
Financial Highlights

•	Annual revenue of $1.028 billion, an increase of 9.2%

•	Annual Adjusted EBITDA of $375.4 million, an increase of 29.2%

•	Annual Adjusted net earnings per share of $0.46, an increase of 24.3%

•	Fourth quarter revenues, Adjusted EBITDA and net earnings per share of $260.3 million, $109.6 million and $0.14 respectively
Business Highlights

•
Significant growth in the Generation Business Group’s power development pipeline, with announcement of U.S.$303 million, 150 MW Deerfield Wind Project and U.S.$180 million, 75 MW Great Bay Solar Project

•	Major progress in Transmission Business Group with agreement to invest up to U.S.$200 million in a Northeast Supply Pipeline

•	Successful rate case outcomes in the Distribution Business Group, increasing revenues by U.S.$29.1 million

•	Acquisition of Empire District Electric Company and related financings announced subsequent to year-end

OAKVILLE, Ontario - March 10, 2016 - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the fourth quarter and year ended December 31, 2015. APUC’s Management’s Discussion and Analysis and unaudited consolidated financial statements are available at www.AlgonquinPowerandUtilities.com. All amounts are in Canadian dollars unless otherwise noted.
Financial Review

In millions of Canadian dollars or on a per share basis unless otherwise noted	Quarterly			Annual
	Quarter ended December 31, 2015			Year ended December 31, 2015
	2015	2014	Variance (%)	2015	2014	Variance (%)
Revenue	260.3	259.3	0.4	1,027.9	941.6	9.2
Net earnings from continuing operations	38.1	33.0	15.5	118.5	77.8	52.3
Per share	0.14	0.13	7.7	0.43	0.32	34.4
Adjusted net earnings[1]	39.7	35.2	12.8	121.5	88.2	37.8
Per share	0.15	0.14	7.1	0.46	0.37	24.3
Adjusted EBITDA[1]	109.6	84.3	30.0	375.4	290.5	29.2
Adjusted Funds from Operations[1]	77.2	65.9	17.1	287.4	206.5	39.2
Dividend per share	0.13	0.10	30.0	0.49	0.37	32.4
Electricity Generation (GWh)	906.7	856.5	5.9	3,134.3	3,086.4	1.6
% of Long-Term Average*	100%			93%
* Long-term average excludes thermal generating facilities.

Fourth Quarter and Year End Growth Highlights
Fourth Quarter:
On October 19, 2015, APUC announced an agreement to jointly develop a 150 MW construction stage wind project (the "Deerfield Wind Project") in the United States with Renewable Energy Systems Americas Inc. The Deerfield Wind Project is located in central Michigan and is being constructed at a total project cost that is expected to be approximately U.S. $303.0 million, and an expected commercial operation date of late 2016.
On December 1, 2015, APUC announced the development of a new 75 MW contracted solar generation facility, located in Somerset County Maryland (the "Great Bay Solar Project").  The U.S. $180.0 million facility will be constructed over the next twelve months, with commercial operations expected in late 2016 or early 2017.
In December 2015, APUC announced an agreement to invest in the supply link segment of the Northeast Energy Direct Project, referred to as Northeast Supply Pipeline, a joint venture with subsidiaries of Kinder Morgan. The project is a 30 inch greenfield pipeline with a design capacity of up to 1,200,000 dth/day which will traverse 132 miles from northeastern Pennsylvania to Wright, New York. Total project costs at full design are estimated at approximately U.S. $2.0 billion. APUC has secured a 4% initial participation right, with the option to increase its participation right to 10%.
Full Year 2015:
During 2015, the Distribution Group successfully completed several rate cases, representing a cumulative annual revenue increase of approximately U.S. $20.8 million. Subsequent to the year end, the Distribution Group concluded the New England Natural Gas System rate case which resulted in U.S. $8.3 million in increased rates. The full annualized impact of these rate cases will be realized in 2016.
On April 22, 2015 APUC completed construction of a 23 MW wind generating facility located near Morse, Saskatchewan ("Morse Wind Project"). The facility consists of 10 - 2.3 MW direct drive wind turbine generators installed over 1,120 acres of land. The facility is expected to generate 104 GW-hrs of energy per year which is being sold under a 20 year power purchase agreement with a large investment grade electric utility.
On April 14, 2015 APUC completed final construction of the 20 MW solar generating facility located in Kern County, California ("Bakersfield I Solar Facility"). The facility is comprised of approximately 85,000 solar panels located on 165 acres of land and is expected to generate 53.3 GW-hrs of energy per year which is being sold under a 20 year power purchase agreement with a large investment grade electric utility. Consistent with APUC's commitment to expand its solar generation portfolio, the construction of the 10 MW Bakersfield II Solar Project immediately adjacent to the Bakersfield I Solar Generation Project is estimated to achieve commercial operation in the first half of 2016.
Acquisition of The Empire District Electric Company
On February 9, 2016 APUC announced that it will acquire The Empire District Electric Company (“Empire”) (NYSE:EDE) and its subsidiaries (the “Acquisition”). Empire is a Joplin, Missouri based regulated electric, gas, and water utility, collectively serving approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas.
Also on February 9, 2016, in connection with the acquisition of Empire, APUC and its direct wholly-owned subsidiary, Liberty Utilities (Canada) Corp., entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy, on a bought deal basis, $1.0 billion aggregate principal amount of 5.00% convertible unsecured subordinated debentures ("Debentures") of APUC (the "Offering"). On March 9, 2016, the Underwriters exercised their option to purchase an additional $150 million of Debentures, bringing the total amount of Debentures sold under the Offering to $1.15 billion. The Debentures are expected to convert to common shares upon the closing of the Empire acquisition. All of the common equity needs for the acquisition of Empire will have been satisfied through the Offering.
"We are very pleased to be delivering record results from APUC for 2015.  Our revenues have crested $1 billion for the first time in our history, our Adjusted EBITDA has grown over 29% and our Adjusted Earnings per Share is at an all-time high of $0.46." commented Ian Robertson, Chief Executive Officer of APUC. "We are excited about our prospects to deliver continued growth in 2016 through our extensive power development initiatives and predictable growth in our regulated utility business, including the recent announcement of our acquisition of The Empire District Electric Company in early February."
Earnings Conference Call
APUC will hold an earnings conference call at 10:00 a.m. EST on Friday, March 11, 2016. The call will be hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Date: Friday, March 11, 2015
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-800-319-4610 or Local: 416-915-3239
Conference Access: please ask to join the Algonquin Power & Utilities Corp. conference call
Webcast: Access to the webcast can be found here:
https://www.c-meeting.com/web3/meeting_direct_access/34315739 or go to www.c-meeting.com and “Join Meeting” by entering passcode: 34315739
Note that all questions must be asked by dialing in to the conference call.
Presentation Slides: Accompanying presentation slides can be accessed on APUC’s website at: www.AlgonquinPowerandUtilities.com
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 604-674-8052, access code 00302 from Friday, March 11, 2016 until March 18, 2016.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.8 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions.

Common shares, preferred shares, and Instalment Receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Additional information related to APUC’s fourth quarter and year-end financial results can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting APUC Investor Relations.
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770
Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings”, Adjusted EBITDA, and Adjusted Funds from Operations are used in this press release. The terms “adjusted net earnings”, Adjusted EBITDA, and Adjusted Funds from Operations are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, and Adjusted Funds from Operations, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, and Adjusted Funds from Operations can be found in the Management’s Discussion & Analysis for the quarter ended December 31, 2015.
Adjusted net earnings

Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.
Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Funds from Operations
Adjusted funds from operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Cash flows from operating activities of APUC can be impacted positively or negatively by changes in working capital balances, acquisition expenses, litigation expenses cash provided or used in discontinued operations. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted funds from operations to assess its performance without the effects of (as applicable) changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.